[Speedemissions, Inc. Letterhead]

July 28, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Speedemissions, Inc.

Form RW re: Post-Effective Amendment No. 2 to Form SB-2 (File No. 333-118940)

Filed July 28, 2009

Ladies and Gentlemen:

Speedemissions, Inc. has elected to withdraw the above-referenced Post-Effective Amendment No. 2 to Form SB-2, which was filed on December 5, 2005 (File No. 333-118940). This Post-Effective Amendment was never declared effective by the Securities and Exchange Commission.

If you have any questions regarding this application for withdrawal, please contact Jennifer M. Moseley of Burr & Forman LLP, at (205) 458-5442.

Thank you for your time and attention to this matter.

Very truly yours,

Richard A. Parlontieri
Richard A. Parlontieri
President